Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX   ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

TRP121: NOTIFICATION OF ACQUISITION OF BENEFICIAL INTEREST IN SECURITIES

Shareholders are referred to the SENS announcement released on 24 February 2014 wherein the company reported that Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”) had increased is beneficial interest in MiX Telematics shares to 25.957% and are advised that the notification furnished by Imperial Corporate Services was incorrect and that following the increase in Imperial Corporate Services beneficial interest in MiX Telematics, Imperial Corporate Services in fact holds 25.62% of MiX Telematics’ issued shares.

28 February 2014

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